UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

Summer Energy Holdings, Inc.
800 Bering Drive, Suite 260, Houston, Texas, 77057
713-375-2790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neil M. Leibman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,804,155 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,804,155 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,804,155 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%
14	Type of Reporting Person (See Instructions) IN
 (1) Includes 46,479 shares held of record by Boxer Capital, Ltd., a Texas limited partnership.  Leibman is general partner of Boxer Capital, Ltd. and has sole voting and dispositive power over such shares.  Also includes 1,757,576 shares held of record by MAA Holdings Limited, a Texas limited partnership.  Leibman is general partner of MAA Holdings Limited and has sole voting and dispositive power over such shares.  Also includes 100 shares held of record by Leibman.  See also Item 2.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 800 Bering Drive, Suite 260, Houston, Texas 77057.

Item 2.  Identity and Background

(a)
This Schedule 13D is filed by and on behalf of Neil M. Leibman (“Leibman” or the “Reporting Person”).  Leibman was appointed as President, Chief Executive Officer and Director of the Issuer on January 21, 2013, and therefore is no longer eligible to file a Schedule 13G.  Leibman is general partner of MAA Holdings Limited, a Texas limited partnership (“MAA”) and has sole voting and dispositive power over the shares held of record by MAA.  MAA is the record holder of 1,757,576 shares of the Issuer’s common stock.  Leibman is also a general partner of Boxer Capital, Ltd., a Texas limited partnership (“Boxer”).  Boxer is the record holder of 46,479 shares of the Issuer’s common stock. Leibman may be deemed to beneficially own securities held of record by both MAA and Boxer.  Leibman is also the record holder of 100 shares of the Issuer’s Common Stock, as to which he has sole voting and dispositive power.  Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Leibman.

(b)	The Reporting Person’s business address is 800 Bering Drive, Suite 260, Houston, Texas 77057.

(c)
Leibman’s principal occupation or employment is President and Chief Executive Officer of Summer Energy Holdings, Inc., whose address is 800 Bering Drive, Suite 260, Houston, Texas 77057.  Summer Energy Holdings, Inc. is, through its wholly-owned subsidiary, Summer Energy, LLC, a retail electric provider in the State of Texas.  Leibman is general partner of both MAA and Boxer, each of whose principal business is investments.

(d)	Leibman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Leibman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Leibman been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Leibman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

MAA is the record holder of 1,757,576 shares of common stock of the Issuer.  MAA received such shares pursuant to separate gifts from individuals for no consideration.  Leibman previously owned 757,576 shares of common stock of the Issuer directly, which he gifted to MAA on December 28, 2012.  Leibman acquired such shares as payment for his assistance to the Issuer with certain credit arrangements, as set forth in a Current Report on Form 8-K filed by the Issuer on December 6, 2012.   MAA received a separate gift of 1,000,000 shares of common stock of the Issuer on December 28, 2012.   Boxer acquired 46,479 shares of the Issuer’s common stock in exchange for Boxer’s entire membership interest in Summer Energy, LLC, a Texas limited liability company.  Boxer’s membership interests in Summer Energy, LLC were acquired using working capital.   Leibman acquired 100 shares of the Issuer’s common stock using personal funds.  Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Leibman.

Item 4.  Purpose of Transaction

The Reporting Person holds the shares of common stock of the Company as reported herein for the purpose of investment.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of common stock or other securities of the Company.  The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described above, the Reporting Person does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
MAA is the holder of record of 1,757,576 shares of the Issuer’s common stock.  Boxer is the holder of record of 46,479 shares of the Issuer’s common stock.  Leibman is the holder of record of 100 shares of the Issuer’s common stock.  Leibman has sole voting and dispositive power of the shares held of record by MAA and Boxer; therefore, Leibman may be deemed to beneficially own 1,804,155 shares of the Issuer’s common stock, which represents approximately 13.9% of the outstanding common stock of the Issuer (based on 12,954,868 shares of common stock outstanding as of the date hereof).

(b)
Leibman is general partner of MAA and Boxer.  Leibman has sole dispositive and voting power of the shares held of record by MAA and Boxer.  Leibman has sole dispositive and voting power of the shares held of record by Leibman.

(c)	Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2013	/s/ Neil M. Leibman
Date	Signature

By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated December 12, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 12, 2012 on behalf of Neil M. Leibman, which Power of Attorney is incorporated by reference).